Exhibit (d)(b)(11)
ADVISORY FEE WAIVER AGREEMENT
PORTFOLIO OPTIMIZATION II PORTFOLIOS
OF PACIFIC SELECT FUND
     This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the Portfolio Optimization Conservative, Portfolio Optimization Moderate-Conservative, Portfolio Optimization Moderate, Portfolio Optimization Growth and Portfolio Optimization Aggressive-Growth Portfolios, fund of funds portfolios of the Trust (“Portfolios”) is effective as of May 1, 2011.
     WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
     WHEREAS, the Portfolios are fund of fund portfolios currently managed by the Adviser; and
     WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement dated on January 1, 2005 (“Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory services to the Portfolios for compensation based on the value of the average daily net assets of the Portfolios;
     NOW THEREFORE, the parties hereto agree as follows:
I. Advisory Fee Waiver
A.	Amount of Waiver. During the term of this Agreement, for so long as the Adviser remains the portfolio manager of the Portfolios, the Adviser hereby agrees to waive 0.10% of its investment advisory fee for the Portfolios for the term set forth below.
II. Term and Termination of Agreement
A.	This Agreement shall have a term commencing on May 1, 2011 and ending April 30, 2013.

B.	Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III. Miscellaneous
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the laws of the State of California, without regard to the conflicts of law provisions thereof.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

BY:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	Vice President

BY:	/s/ Laurene E. MacElwee
Name:	Laurene E. MacElwee
Title:	AVP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

BY:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	VP, Fund Advisor Operations

BY:	/s/ Laurene E. MacElwee
Name:	Laurene E. MacElwee
Title:	VP & Assistant Secretary